UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13-E3/A

      RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3)

    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP

                      (Name of the Issuer)
    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
                     JEFFREY L. KEIERLEBER

	       (Name of Persons Filing Statement)
                 Limited Partnership Interests

		 (Title of Class of Securities)

                              N/A

             (CUSIP Number of Class of Securities)


                       Mr. Michael Sweet
               Decade Companies Income Properties
              N19 W24130 Riverwood Dr., Suite 100
                       Waukesha, WI 53188
                         (262) 522-8990

			    Copy to:
                    Conrad G. Goodkind, Esq.
                    Walter J. Skipper, Esq.
                      Quarles & Brady LLP
                    411 East Wisconsin Ave.
                      Milwaukee, WI 53202
                         (414) 277-5000

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

[     ]   The filing of solicitation materials or an information statement subject to Regulation (Section Section 240.14a-1 through 240.14b-2), Regulation 14C (Section Section Section 240.14c-1 through 240.14c-101) or 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

[   ]   The filing of a registration statement under the Securities Act of 1933.

          [ X ]     A tender offer.

          [     ]   None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:  [    ]

Check the following box if the filing is a final amendment reporting the results
 of the transaction:  [   ]

                       SCHEDULE 13E-3

This Amendment No. 3 to Schedule 13E-3 amends the Schedule 13E-3 originally filed by Decade Companies Income Properties - A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership") and Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber"). (Keierleber and the Partnership are collectively referred to as "Offerors".) This Amendment No. 3 to Schedule 13E-3 relates to the tender offer by the Partnership and Keierleber to purchase, in aggregate, up to 3,500 Limited Partnership Interests (the "Interests"), at a price of $910.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2003 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). The Offerors agree to be individually responsible for the Offer. This Amendment No. 3 files a letter sent to all Limited Partners relating to the Offer. The Offerors are concurrently filing with this amended Schedule 13E-3 an amended Schedule TO.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, as amended or supplemented by Amendment No. 1 and Amendment No. 2 thereto. Except as amended hereby, the Schedule 13E-3 filed by the Partnership and Keierleber on July 16, 2003 remains in effect.

The Schedule 13E-3 is hereby supplemented and amended as follows:

Item 4.  Terms of the Transaction

The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer," The Offer-Introduction-Background," "The Offer-Introduction-Post Offer Plans," "The Offer-Introduction-Determination of the Purchase Price," "The Offer-Introduction-Interests of Certain Persons in the Offer," "The Offer-Introduction-Certain Effects of the Offer," "The Offer-Risk Factors," "The Offer-Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights," "The Offer-Certain Federal Income Tax Consequences," "The Offer-Number of Interests; Expiration Date; Extension of the Offer," "The Offer-Procedure for Tendering Interests," "The Offer-Withdrawal Rights," "The Offer-Payment of the Purchase Price," "The Offer-Certain Conditions of the Offer" and "The Offer-Extension of Tender Period; Termination; Amendments"is hereby amended by the information contained in the Supplemental Letter, which is incorporated herein by reference.

Item 16.  Exhibits

(a)(1)(A)     Supplemental Letter to Limited Partners Dated August 20, 2003.
(a)(1)(B)     Form 10-QSB filed via EDGAR August 14, 2003 incorporated herein by reference.

                            SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        DECADE COMPANIES,
                        GENERAL PARTNER,
                        DECADE COMPANIES INCOME
                        PROPERTIES

                        /s/ Jeffrey L. Keierleber
                        Jeffrey L. Keierleber,
                        General Partner,
                        Decade Companies

                        /s/ Jeffrey L. Keierleber
                        Jeffrey L. Keierleber

                        Date: August 20, 2003


DECADE COMPANIES LETTERHEAD

August 20, 2003



RE:      Decade Companies Income Properties

Dear Investor:

We are enclosing with this letter the report of Form 10-QSB for the quarter ended June 30, 2003.

As you know, Decade Companies Income Properties-A Limited Partnership (the "Partnership") and Jeffrey Keierleber, pursuant to the terms and subject to the conditions contained in the Offer to Purchase dated July 15, 2003, and related Letter of Transmittal and all the amendments and exhibits thereto, have made an offer to purchase in the aggregate up to 3,500 Interests of the Partnership at a purchase price of $910.00 per Interest (the "Offer"). The Offer, proration period, and withdrawal rights set forth in the Offer to Purchase and related documents will now expire at 12:00 midnight, Milwaukee time, on Friday, August 29, 2003 (the "Expiration Date"), unless further extended by the Partnership and Mr. Keierleber.

As of 9:00 a.m., August 18, 2003, 156 Limited Partners have tendered 1,417.76 Interests.

All limited partners are urged to review carefully the terms of the Offer, which are set forth in the Offer to Purchase and all amendments and exhibits thereto (including the Amendment No. 1 sent on August 8, 2003 and the letter dated August 13, 2003) and this letter and Form 10-QSB for the quarter ended June 30, 2003. If you have any questions, you may contact Michael G. Sweet at Decade Companies Income Properties-A Limited Partnership, N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, or by telephone at
(262) 522-8990.

If you want to accept the Offer, you must complete the Letter of Acceptance and send it to us before the Expiration Date.

Very truly yours,



/s/ Michael Sweet
Michael Sweet
Partnership Manager

MS/mt
Enclosure